UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 23, 2016

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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 Credit Suisse Strategy UpdateAccelerating the Restructuring  Tidjane Thiam, Chief Executive OfficerTimothy O’Hara, Chief Executive Officer of Global Markets David Mathers, Chief Financial Officer  LondonMarch 23, 2016

 Disclaimer  Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in "Cautionary statement regarding forward-looking information" in our fourth quarter earnings release 2015 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.Year to date financial information is subject to further reviewThe selected YTD 2016 financial information presented herein is preliminary and only reflects certain of our results for certain 2016 periods specified in this presentation. This data has not been evaluated, reviewed or audited by our independent registered public accounting firm. Accordingly, the YTD 2016 financial information contained in this presentation is inherently subject to change. This data should not be taken as a forecast or prediction of our results for 1Q16 as a whole or any other future periods. Statement regarding purpose and basis of presentationThis presentation contains certain historical information that has been re-segmented to approximate what our results under our new structure would have been, had it been in place from January 1, 2014. In addition, "Illustrative,“ “Ambition” and “Goal” presentations are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such presentations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are outside of our control. Accordingly, this information should not be relied on for any purpose. In preparing this presentation, management has made estimates and assumptions which affect the reported numbers. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments.Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.Cautionary statement regarding this presentationThis presentation does not constitute or form part of and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire securities of Credit Suisse Group AG or Credit Suisse AG (together, the “Company”) in any jurisdiction or an inducement to enter into investment activity. No part of this document, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. None of the Company or any of its affiliates, advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss howsoever arising from any use of this document or its contents or otherwise arising in connection with the document.  2  March 23, 2016

 3  March 23, 2016  Summary  Our recent performance has further highlighted two key areas of challenge for Credit Suisse:Our fixed cost base and Our scale in Global Markets in the Americas and EuropeThis has translated into pressures on our capital position as demonstrated in a lower than expected CET1 ratio as reported at the end of 4Q15. A number of actions had been underway since October, to address these challenges. We had set ourselves:A gross cost saving target of CHF 3.5 bn by the end 2018A RWA target of USD 83-85 bn in Global Markets by end 2018 from USD 118 bn at 3Q15When we presented our 4Q15 results on February 4, we said that we would reassess our plans to (i) reduce our cost base and (ii) right size Global Markets. Since then, the market environment has remained unsupportive, with continued pressure in 1Q16. Like for the previous quarter, Global Markets will contribute a negative result in 1Q16, albeit at lower levels. We have now completed the reassessment of our plans and we are announcing today a step up in the pace of our restructuring with:An increase of our gross cost saving target from CHF 3.5 bn to CHF 4.3 bn with a CHF 1.7 bn gross cost savings target for 2016A new RWA target of USD 60 bn for Global Markets, approximately 30% below the previous targets

 4  March 23, 2016  Accelerating the restructuring  Group Costs  Global Markets  2015 year endUSD 83 – 85 bn1USD 380 bn  2018CHF 3.5 bnCHF 2.0 bnCHF 18.5 – 19.0 bn  CHF 4.3 bn> CHF 3.0 bn< CHF 18.0 bn  Implement initiatives to drive cost savings of CHF 1.7 bn in 2016Reduce certain illiquid inventoriesOptimize Global Markets business portfolio with less volatile earningsTarget growth investments with CHF 1.0 bn of the CHF 1.5 bn announced being discretionaryDispose of assets and businesses of at least CHF 1.0 bn in 2016Partial IPO2 of Swiss UB3 planned for 2017  Targets announced at Investor Day  2018 targets(Today)    USD 60 bnUSD 290 bn  CHF 1.7 bnCHF 1.4 bnCHF 19.8 bn  2016 targets(Today)  RWALeverage  Gross cost savingsNet cost savingsOperating cost base  1 Compares to USD 118 bn in 3Q15. 2 Market conditions permitted. Any such IPO would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG. 3 More precisely, Credit Suisse (Schweiz) AG .

   5  March 23, 2016  CHF 1.7 bn of gross cost savings in 2016  Note: Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and goodwill impairment taken in 4Q15, but including other costs to achieve savings. Headcount includes permanent FTEs, contractors, consultants and other contingent workers.  Gross savings in CHF bn  2016 target    Committed reduction to global headcount in 2016  Announced today  As announcedFeb 4  Total 2016 commitment  Additional headcount reduction based on acceleration of GM restructuring

 6  March 23, 2016  Savings targets largely driven by the restructuring of Global Markets and wind-down of SRU  Note: Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and goodwill impairment taken in 4Q15, but including other costs to achieve savings.    2018 gross savings target in CHF bn    4.3  3.5  As of October 2015Investor Day  New 2018 target    As of October 2015Investor Day  New 2018 target  2018 net savings target in CHF bn  GM / IBCM: 0.4

Our new target cost base for 2018 is less than CHF 18 bn

Target cost base in CHF bn



21.2
19.8
18.5 – 19.0
<18.0
o/w GM:
CHF 6.3bn
(USD 6.6bn)
2015 adjusted
2016 Target
Prior 2018 Target
New 2018 Target

- Group-wide strategic cost transformation in place
- Progress on cost is supporting further acceleration of the program

Note: Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and goodwill impairment taken in 4Q15, but including other costs to achieve savings.

CREDIT SUISSE
March 23, 2016 7

   8  March 23, 2016  Strategic analysis of Global Markets business portfolio – update since Investor Day  Note: This slide presents financial information based on results under our old structure prior to our re-segmentation announcement on October 21, 2015.1 RoC calculated using income after tax, assuming tax rate of 30% and capital allocated on the highest of 10% Basel III risk-weighted assets or 3.5% end of 2014 leverage exposure.  Analysis presented at Oct 2015 Investor Day

Global Markets performance deteriorated in 2015 with a disappointing 4Q15 and continued pressure in 1Q16

Reported pre-tax income in USD mn



892
552
172
(820)
Negative contribution continuing in 1Q16 albeit at lower levels
1Q15
2Q15
3Q15
4Q15[1]
1Q16

- 'Negative' operational leverage
- Adverse market environment and depressed level of client activity
- Substantial write-downs on legacy inventory in 4Q15
- GM bonuses lower by ~35% for 2015

1 Adjusted for goodwill impairment.

CREDIT SUISSE
March 23, 2016 9

     This resulted from outsized positions in activities not in line with the Global Markets strategy (1/2)…   10  March 23, 2016  US CLO Secondary exposures (market value) in USD mn

     This resulted from outsized positions in activities not in line with the Global Markets strategy (2/2)…   11  March 23, 2016  Distressed Credit exposure (market value) in USD mn

   12  March 23, 2016  1 Excludes restructuring costs and goodwill impairment.  Global Markets expenses in USD bn  … combined with a high and inflexible Global Markets cost base, weakening profitability  1

 This was compounded by challenging markets …  13  March 23, 2016    High Yield – spread to worst in bps  March 22, 2016  809bps

     … reduced client activity levels…  14  March 23, 2016  Source: Dealogic, March 17, 2016 YTD.  Equity Capital Markets issuance volume in USD bn   Leveraged Finance (HY) issuance volume in USD bn

         …and external pressures  15  March 23, 2016  Central bank policiesLow liquidityHigh volatilityRegulatory change

 We have taken immediate action and wound down outsized positions (1/2)  16  March 23, 2016    Distressed Credit Exposures (market value) in USD bn   Gross write-downs 1Q16 YTD as of March 11:  USD 99 mn  as of March 11

   We have taken immediate action and wound down outsized positions (2/2)  17  March 23, 2016  US CLO Secondary Exposures (market value) in USD bn   Gross write-downs 1Q16 as of March 11:  USD 64 mn  as of March 11

   18  March 23, 2016  Further write-downs expected in 1Q16, although at lower levels compared to 4Q15    Securitized Products (incl. CLO Secondary)  Distressed Credit   Corporate Bank2  Leveraged Finance Underwriting1  1 Reflects pre-IBCM JV. 2 Excludes MBPS.Note: Numbers not adding up due to rounding.  (21)%  (59)%  (60)%  Exposure reductionsas of March 11  633  346  Gross write-downs in USD mn

More fundamentally, we have taken a fresh look at our Global Markets' business portfolio

Decision matrix criteria

Criterion				Outcome
Client Connectivity	Corporates / Private Equity Connectivity	Wealth Management Connectivity	Core Institutional Clients	Low Connectivity
		High Connectivity		
Resource Usage	Low Velocity of Capital	Capital Intensity	Funding Requirement	High Utilization
		Low Resource Intensity		
Quality of Earnings	Volatility of Earnings	Counter-cyclical Performance	Operating Leverage	Low Quality
		Low Volatility, Strong Operating Leverage		

Exit or Rationalize ✗

- Substantial reduction of illiquid inventories
- Reduction in Securitized Products' scale
- Rationalization of EMEA footprint
- Consolidation of derivative activities and platform rationalization

Invest or Maintain ✓

- Products directly supporting private banking, core institutional clients and corporates / private equity
- Globally distinctive capabilities in Equities and Credit
- Cross-asset solutions and electronic trading capabilities

CREDIT SUISSE
March 23, 2016 19

We are reconfiguring our Global Markets portfolio of businesses

	Maintain / Invest	Rationalize		Exit
Equities	■ Prime brokerage ■ Flow Prime Financing ■ Cash Equities ■ Equity Capital Markets			
Credit	■ Leveraged Finance Capital Markets ■ Investment Grade Capital Markets	■ Flow Credit Trading ■ US Securitized Products Trading ■ Global Asset Finance ■ Single Name & Illiquid CDS	**35% RWA reduction**	■ Distressed Credit ■ European Securitized Products Trading
Solutions	■ US Rates	■ Structured Eq Derivatives ■ Flow Eq Derivatives ■ Corporate Eq Derivatives ■ Convertibles ■ Structured Credit ■ Fund-Linked Products ■ Emerging Markets Financing	**16% RWA reduction**	■ Long-Term Illiquid Financing Developed and Emerging Markets FX Trading *(transfer to STS)*

CREDIT SUISSE
March 23, 2016 20

 … and reducing Global Markets capital usage  21  March 23, 2016    Leverage and RWA in USD bn   380  RWA  Leverage  317  290

This will reduce volatility of earnings and improve the risk-adjusted performance of the Global Markets portfolio

GM Volatility – Maximum quarterly PTI loss in stress scenario[1]



2015 baseline
De-risking
Target
~(50)%

- The reduction in risk exposure to illiquid assets in Securitized Products and Distressed Credit portfolio improves the overall risk profile in Global Markets
- Reduction in modelled Flight-to-Quality metrics and smaller business footprint translates into significantly lower potential Pre-Tax Income quarterly losses

1 Maximum Quarterly PTI loss based on Flight-to-Quality ("FTQ") losses adjusted for management actions (position sale, hedging), net of fees, commissions, carry and client monetization income over fixed quarterly expenses.

CREDIT SUISSE
March 23, 2016 22

 Global Markets will be smaller and more focused post restructuring  23  March 23, 2016  Equities  Electronic Products   Credit  Solutions  Client Coverage and Content   Emerging Markets(Latin America, Eastern Europe, Middle East, Africa)

 24  March 23, 2016  We will continue to build on our leading Equities capabilities…  #1 share trader in the world1including access to key emerging markets                                                                                                                                                                                                                                                                                                                                                                                                                                 EQ onshore presence  Access to market  Americas: Market access to: - 7 countries - 23 exchanges  EMEA: Market access to: - 21 countries (plus 4 multi-country exchanges) - 33 exchanges  APAC: Market access to: - 11 countries - 19 exchanges    AMER  APAC  EMEA  % of Daily Exchange Notional Executed by CS2  11.0%  10.7%  17.1%  1 Multiple sources including Bloomberg Rank, Greenwich, exchanges, reporting countries, Markit MSA. 2 Credit Suisse analysis based on 2015 Average Daily Notional.

 25  March 23, 2016  … and Equity Capital Markets franchise  Rank  Bank  Deal Value1 (USD bn)  # of Deals  % Share   1  JP Morgan  24.3  188  11.4   2  Credit Suisse  22.8  150  10.7   3  Morgan Stanley  20.7  152  9.7   4  Goldman Sachs Co.  20.6  148  9.7   5  Citi  19.4  159  9.1   6  Bank of America  17.9  171  8.4   7  Barclays  17.7  131  8.3  IFR Awards 2015: Credit Suisse IFR Americas Equity House of the Year  2015 US Equity Capital Markets Rankings   Source: Dealogic US ECM league table. Dealogic standard criteria – apportioned credit to book runners. 1 Apportioned deal value.

 DATE  26  Global Markets updateTimothy O’Hara, Chief Executive Officer of Global Markets Timothy O’HaraChief Executive Officer of Global Markets

Portfolio assessment against our strategic aspirations

Reinvest in products that meet our criteria, exit or refocus those that do not

Decision matrix criteria

Client Connectivity	Corporate / Private Equity Connectivity	Wealth Management Connectivity	Core Institutional Clients	→ Low Connectivity
		High Connectivity		
Resource Usage	Low Velocity of Capital	Capital Intensity	Funding Requirement	→ High Utilization
		Low Resource Intensity		
Quality of Earnings	Volatility of Earnings	Counter-cyclical Performance	Operating Leverage	→ Low Quality
		Low Volatility, Strong Operating Leverage		

Invest or Maintain ✓

- Products directly supporting private banking, core institutional clients and corporate / private equity clients
- Globally distinctive capabilities in Equities and Credit
- Cross-asset solutions and electronic trading capabilities

Exit or Rationalize ✗

- Substantial reduction of illiquid inventories
- Reduction in Securitized Products' scale
- Rationalization of EMEA footprint
- Consolidation of derivative activities and platform rationalization

CREDIT SUISSE

March 23, 2016 27

Global Markets remains critical to Credit Suisse's strategy

A client-centric investment bank built organically around the Group's strong historic client franchises – private banking, core institutional clients and corporates

Equities	Credit	Solutions
Origination and trading of Equities, including Prime Services	**Origination and trading of Credit products**	**Structured lending and selected derivative capabilities**
▪ Equity Capital Markets ▪ Electronic and High-Touch Cash Trading ▪ Prime Services and Delta One ▪ Listed Derivatives and Clearing	▪ Global Corporate Credit Origination and Trading ▪ US Securitized Products Origination and Trading ▪ Global Asset Finance	▪ Cross-asset structured notes for HNWI and retail clients ▪ Select OTC derivative solutions ▪ Derivative-linked lending ▪ US Rates

Emerging Markets
(Latin America, Eastern Europe, Middle East, Africa)

Electronic Products

Client Coverage and Content

- Intended to create a business model with reduced risk profile and reduced earnings volatility.
  - Supports a growing bias towards products that generate recurring revenues
- An immediate focus on complexity reduction and operating margin improvement.
  - Execution will need to balance speed against exit costs.

'HNWI = High Net Worth Individuals

CREDIT SUISSE
March 23, 2016 28

A focused approach to core clients

Serving core client segments with products and services in which we excel

Wealth Management	**Delivering products and solutions to the Private Bank** ▪ Increased focus on the provision of investment banking products to HNWI and UHNWI ▪ Development of stronger internal distribution relationships ▪ Simpler organizational structure of product expertise
Core Institutional	**Focused on Institutional Clients** ▪ Intensify focus on strategic clients to maximize wallet share ▪ Holistic coverage via low-touch model ▪ Stronger alignment of cost and resource allocation with most profitable clients ▪ Leaning into key account management to drive multi-asset revenues from core clients ▪ Look to grow fee-driven businesses which also include products that generate recurring revenues ▪ Invest and expand low-touch execution capabilities leveraging market leading AES brand
Corporate & Private Equity	**Driving our Corporate and Private Equity Relationships** ▪ Contribute further to the development of the Group's corporate and private equity franchise ▪ Growing focus on investment grade corporates ▪ Reiterate existing coverage strengths with high-yield clients ▪ Maintain core coverage strengths with Leveraged Finance clients


Wealth Management
Core Institutional
Core Clients
Corporate & Private Equity

UHNWI = Ultra High Net Worth Individuals

CREDIT SUISSE
March 23, 2016 29

Product Strategies: Equities & Solutions

Equities

Defend our market leading Prime and Cash franchises by reallocating leverage exposure into core Prime client base and investing in content and technology

Cash Equities market share

	2014				2015			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Global	3	3	3	3	3	3	3	3
AMER	2	2	3	2	3	3	3	3
EMEA	2	2	3	3	3	3	2	3

Source: Third Party Competitive Analysis

Prime Services leverage exposure optimization



RoA in bps
83
83
94
131
+58%
2012 YE
2013 YE
2014 YE
2015 YE

Source: Credit Suisse Analysis; RoA (Returns on Assets) calculated using 5 quarter average leverage exposure

Solutions

Create a simplified cross-asset structured derivatives and lending offering for core CS clients

Current state Solutions landscape:



Macro
Credit
EMG
Equities
Prime
Product Offering
Flow Derivatives
Structured Derivatives
Financing
Structured Derivatives
Financing
Financing
Flow Derivatives
Structured Derivatives
Financing
Structured Derivatives
Op Model
Risk Mgmt
Trade Mgmt

Target state model:

Flow Derivatives Market Making Utility	Cross-Asset Structured Solutions	Derivatives Financing Solutions
US Equity, Rates and FX Options and Convertibles Market Making	*Rates, FX, Equities, Credit & Fund-Linked Investment Products*	*Structured lending against Equities, Credit and Fund Collateral*

Single Operating Model and Front-to-Back Infrastructure

CREDIT SUISSE
March 23, 2016 30

Product Strategies: Credit

Right-size risk and capital profile, reduce revenue volatility while maintaining market-leading franchises

Credit Products RWA evolution (in USD bn)


(13)%
Distressed Trading
Customer Financing
Flow Trading
Capital Markets
Corporate Bank
2015 Actuals
Target

Securitized Products RWA evolution (in USD bn)


(41)%
EU SP Trading
US SP Trading
Global Asset Finance
2015 Actuals
Target

Credit Products client footprint[1]

Sector Mix[2]


Private Bank / Retail 2%
Corps 14%
Hedge Funds 24%
Banks 12%
Real Money 48%

Divisional Client Overlap[3]: 40%


APAC 2%
IWM 3%
Core GM Institutional 60%
IBCM 35%

Securitized Products client footprint[1]

Sector Mix[2]


Private Bank / Retail 1%
Corps 5%
Hedge Funds 29%
Banks 27%
Real Money 38%

Divisional Client Overlap[3]: 41%


APAC 1%
Core GM Institutional 59%
IBCM 40%

(1) Based on 2015 & 2014 FY client revenue data; (2) Sector Mix: Real money includes Investment Managers, Insurance, Pensions, Government/Public, Sovereign Wealth Funds;(3) Divisional Client Overlap: APAC = APAC domiciled clients; IWM = Activity with IWM + Referrals; IBCM = Clients within IBCM that are also clients of GM

CREDIT SUISSE
March 23, 2016 31

1Q16 has been a challenging quarter

Continued market uncertainty has slowed client activity

Volatility metrics

VIX



2 yr Avg: 16
1Q16 QTD Avg: 22
45
40
35
30
25
20
15
10
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16

VDAX



2 yr Avg: 22
1Q16 QTD Avg: 29
45
40
35
30
25
20
15
10
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16

Global issuance volume[1] (in USD bn)

Leveraged Finance



(62)%
171.8
56.6
115.1
65.6
34.9
30.7
QTD '15
QTD '16
Institutional Loans
High Yield

Investment Grade



(10)%
554
497
QTD '15
QTD '16

Fund flow trends (in USD bn)

US High Yield Funds[2]



8.6
(8.2)
(6.6)
(2.6)
3.7
1Q15
2Q15
3Q15
4Q15
'16 YTD

Emerging Markets Funds[3]



1.7
2.2
(25.7)
(15.9)
(5.2)
1Q15
2Q15
3Q15
4Q15
Jan '16

YTD 2016 Commentary

YTD'16, trading revenues have been disappointing and are expected to be down 40-45% compared to 1Q'15

- Credit Products and Securitized Products have been most affected with slower client activity and further mark-to-market losses.
- Emerging Markets has seen much lower levels of client activity as geopolitical nervousness and continued uncertainty about the Chinese economy has resulted in outflow of funds.
- Equities has been less affected with solid results in Cash Equities, Equity Derivatives and Prime Services, compared to prior year.
- Meanwhile, Macro results have improved benefitting from higher levels of market volatility.

Note: QTD '15 is as of March 16, 2015; QTD '16 is as of March 16, 2016. Source: (1) Leveraged Finance: Credit Suisse US Credit Strategy (includes Americas and EMEA); Investment Grade: US IG Syndicate (US), Bondradar (EMEA) (2) EPFR (based on funds that report weekly data through to March 9th, 2016 and daily data from March 10th to March 15th, 2016); (3) Morningstar Asset Flows, includes equity and fixed income funds as of Jan 31, 2016

CREDIT SUISSE March 23, 2016 32

Improving the risk-adjusted performance of the portfolio

Changes lead to more stable structural returns and higher quality of earnings

Rescaled Footprint

GM evolution of returns

Return on Regulatory Capital[1]



Historic Average[2]
10.2%
14.3%
2.7%
Historic 6yr Avg.
Target Average[3]
10.0%
15.0%
Downside
Normalized Markets

- The restructured Global Markets' business portfolio aims to generate returns on regulatory capital that are more stable through the cycle
- The reduction in resources allocated to Securitized Products and Leveraged Finance affects two of Global Markets' historically highest returning businesses.

Reduced Volatility

GM Volatility – Quarterly Loss

Maximum Quarterly Pre-Tax Income Loss in Stress Scenario[4]



~(50)%
2015 Baseline
Business Reductions
Target

- The reduction in risk exposure to illiquid assets in Securitized Products and Distressed Credit portfolios improves the overall risk profile in Global Markets.
- Reduction in modelled Flight-to-Quality[5] metrics and smaller business footprint translates into significantly lower potential Pre-Tax Income quarterly losses

(1) Return on regulatory capital is calculated using income after tax, reflects 'worst of' return on RWA or leverage exposure; (2) As-reported by Credit Suisse (2011-2015), excludes goodwill and major litigation items, 2011-13 reported leverage exposure estimated based on 2014 Add-On; (4) Scenarios based on varying macro-economic assumptions; (4) Maximum Quarterly PTI loss based on flight-to-quality [5]("FTQ") losses adjusted for management actions (position sale, hedging), net of fees, commissions, carry and client monetization income over fixed quarterly expenses; (5) A stress scenario defined as a position loss in an event of one-week of turbulent markets

CREDIT SUISSE March 23, 2016 33

Reducing levels of resource consumption across Global Markets

Changes will drive significant reductions in RWA and leverage exposure

2015 Year-End vs. Target (USD bn)

RWA



(30)%
83-85
75
+5
(15)
~60
Previous Target[1]
2015 Year End
Inflation
Rationalization/ Realignment
2016 Target (pre-inflation)

- Further optimization of Global Markets reduces the division's previous target RWA level by 30%, from USD 83-85bn to ~USD 60bn.
- Division-wide RWA reductions will be driven by inventory reductions in Securitized Products, Distressed Credit, CLO Secondary and other illiquid inventories.

Leverage Exposure



(22)%
370
317
+15
(42)
~290
Previous Target[1]
2015 Year End
Invest
Rationalization/ Realignment
2016 Target

- Global Market's target for leverage exposure will be reduced a further 22%, from USD 370bn to ~USD 290bn.
- The primary drivers for leverage exposure reduction are reductions in Securitized Products and Illiquid or Long-Dated Customer Financing, partially offset by additional reinvestment in Prime Services.

(1) As of October 21, 2015

CREDIT SUISSE
March 23, 2016 34

Improving operating leverage in Global Markets

Business exits and recalibration allow significant cost reductions to be targeted

2015 Year-End vs. Target Cost Reductions (USD bn)



9.6
(2.7)
(0.2)
(0.1)
6.6
(0.6)
6.0
(0.4)
(0.2)
5.4
(20)%
2015 Reported Operating Expenses
Goodwill Impairment
Major Litigation Expenses
Restructuring Expenses
2015 Adjusted Operating Expenses
Business Exits / Realignments[1]
2016 Est.
London Rightsizing / Efficiencies
Derivatives Rationalization
Target
Cost-to-Achieve: USD ~1.2bn

- Operating costs to be reduced by a further USD 1.2bn as a result of the new divisional structure and the previously announced ongoing London Rightsizing initiative. Savings will be predominantly driven by:
  - Reduction of front office headcount and further reduction in functions that support Global Markets
  - Efficiency programs including migrating Derivatives infrastructure onto a single, common platform across Solutions – a transformation of end-to-end processes and technology (~USD 0.2bn), and London rightsizing (~ USD 0.1bn)
- The estimated cost-to-achieve to achieve savings is forecast at USD 1.2bn, with ongoing target operating costs for Global Markets expected to be 20% lower than 2015 adjusted operating expenses.

1 Business exits and realignments relate to operations transferred across reporting segments and discontinued operations.

CREDIT SUISSE
March 23, 2016 35

Global Markets' post-restructuring strategy

Strategic Aspirations

- **Global Markets critical to Credit Suisse's strategy** focused on IWM, corporate and core institutional clients
- Introducing clients to **primary capital markets, providing market access and delivering vanilla and structured financing solutions**
- **Balanced between risk appetite and management of earnings volatility**, with a bias towards flow and financing and a reduced platform in complex products

Equities	**Leading Equities Franchise with high connectivity to rest of Global Markets offering**
Credit Products	**Top Tier Credit and Securitized Products suite with leadership positions in Developed and Emerging Markets**
Solutions	**Cross-asset class Solutions Group providing derivative and financing solutions**

New Targets

Operating Costs (incl. variable compensation)


USD bn
(20)%
6.6
5.4
2015 Adjusted [1]
2018 Target

RWA


USD bn
(30)%
~83-85
~60
Previous Target [2]
2016 Target

Leverage Exposure


USD bn
(24)%
~370
~290
Previous Target [2]
2016 Target

How do we get there?

- **Optimization of business portfolio**
  - Exits largely focused on illiquid credit businesses
  - Re-sizing and geographical rationalization of Securitized Products
  - Rationalization of EMEA
- **Select investment for growth**
  - Grow Prime Services and Equities Cash
  - Invest and expand low-touch execution capabilities leveraging market leading AES brand
  - Collaborate with IBCM and IWM to align with their priorities
- **Execution on cost savings**
  - Improving weak structural operating leverage
  - Platform consolidation in Derivatives
  - Further front-to-back simplification in de-emphasized businesses
  - Important to balance speed of execution against exit costs

(1) Excludes goodwill, major litigation expenses and restructuring expenses; (2) As of October 21, 2015

CREDIT SUISSE
March 23, 2016 36

 DATE  37  Group cost and capital strategyDavid MathersChief Financial Officer

 Reduced cost base underpins a more resilient business model  38  March 23, 2016          20.5  Reduced deferral rates  Appreciation of USD vs. CHF  Restructuring expenses  Swiss holiday accrual  Increased litigation provisions  Others  2015excl. goodwill impairment  9M15annualized  Restructuring expenses  Major litigation expenses  2015adjusted  0.1  0.1  0.4  0.1  0.5  0.1  22.1  (0.4)  (0.8)  2015 Total operating expenses development in CHF bn  0.3  Indirect taxes  2015  4Q15  21.2  20.9  0.3    Full-year impact of 4Q USD/CHF = 1.00

GM restructuring to result in increased cost savings

Overview of key savings initiatives



Sources of cost savings
Investments to facilitate growth
1 Corp. Center
Substantial completion of major programs including regulatory projects
1.0
2 Services
Efficiencies from workforce strategy and London right-sizing, etc.
0.9
3 SRU & Exits
Wind-down of SRU portfolio, business exits, and associated costs
1.6
4.3
GM & IBCM: 1.2
SRU: 1.5
CHUB: 0.4
IWM: 0.2
CC: 1.0
Additional savings from accelerated GM restructuring
~ 0.5 – 1.0
Reinvestment plan prioritized for relationship manager recruitment and growth priorities in APAC and IWM
> 3.0
Corporate Center[1]
Shared Services
Other Front Office and SRU Expenses
2018 Gross Cost Savings
Reinvestment
2018 Net Cost Savings
Gross Cost Savings

Note: Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and goodwill impairment taken in 4Q15, but including other costs to achieve savings. 1 Includes rundown of realignment costs.

CREDIT SUISSE
March 23, 2016 39

Revised cost savings target will support a more resilient operating model

Cost program will achieve increased savings, particularly in fixed costs

Target Gross Cost Savings in CHF bn


3.5
4.3
Prior 2018 Target
New 2018 Target

Target Net Cost Savings in CHF bn


2.0
> 3.0
Prior 2018 Target
New 2018 Target

Target Cost Base in CHF bn


19.8
18.5 – 19.0
< 18.0
New 2016 Target
Prior 2018 Target
New 2018 Target

Note: Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and goodwill impairment taken in 4Q15, but including other costs to achieve savings.

CREDIT SUISSE
March 23, 2016 40

 Revised GM plan will involve additional restructuring costs, particularly in 2016    Restructuring cost guidance as of October 2015 Investor Day in CHF bn    Revised guidance onrestructuring costs in CHF bn    Business exits and reductions  London initiative  Workforce strategy  Infrastructure efficiency programs  0.6  0.6  0.1  41  March 23, 2016  0.4  1.0  0.6

   42  March 23, 2016  SRU on track to deliver CHF 1.5 bn of savings by 2018  Restructuring and major litigation expenses not shown for 1Q16E, 2015, 2016E and 2017E.   Illustrative development ofdirect and indirect expenses in CHF mn    Direct expenses  Restructuring  255  Major Litigationexpenses  Indirect expenses  642  153  176  466  ~300  2,347  ~150  ~450  1,050  Direct andindir. expenses  Illustrative development ofRWA in CHF bn    ~1,600  62  ~57-58  ~45  ~1,000  ~37  Continued progress of wind-down of our Strategic Resolution Unit  Plan prior to Global Markets restructuring          Operational risk  Credit and market risk  19  43  ~(60)%excl. ops risk

   43  March 23, 2016  Exit from PB US on track to deliver target cost savings    Direct expenses1 in USD mn  Sale of PB US expected to release cost savings of USD 0.5 bn in 20162016 exit costs expected to be ~USD 150 mn, split roughly 50/50 between wind-down and restructuring costsSale of the Private Banking businesses in Monaco and Gibraltar to J. Safra Sarasin signed  70  8  128  6  1 Excludes restructuring.

   44  March 23, 2016  SRU to incorporate the additional Global Markets assets  Transfer expected to be finalized in 2Q16 and will encompass:Up to a further ~ USD 10-15 bn of RWA to be transferred into the SRUAdditional front office and other resources will be added to manage the exits from these positionsThe revised plan for SRU will include the run-off of components of the Global Markets infrastructure as part of an expanded infrastructure plan across the two segments that supports the cost goals and will minimize stranded costs  SRU is proving to be an effective utility to manage run-off assets separate from ongoing business  Restated cost and run-off plans will be provided once the transfers have been completed in 2Q16

   45    “Look-through” Basel III CET1 ratio          11.4%  4Q15  3Q15  10.2%  2Q15  10.3%  1Q15  10.0%  Capital position substantially strengthened  March 23, 2016

 CET1 capital and ratio development in 4Q15 and through 2016  46  March 23, 2016    PTI = Pre-tax income. 1 Net of fees and taxes and including relating threshold impact for deferred tax assets. 2 Ratio based on 2015 year-end RWA. 3 Includes FX and the cash component of a dividend accrual, including relating threshold impact for deferred tax assets. Includes the assumption that 60% of the dividend is distributed in shares.   Capital raise1  3Q15    CET1capital  CET1 capital incl. capital raise  Operating Free Capital Used excl. re-measurement Swiss pension  Re-measurement Swiss pension  Other3  4Q15  CET1capital  4Q15 capital generation in CHF bn  29.0  32.9        Increase in CET1 capital+ 3.9  35.4  CET1 ratio  10.2%  12.2%2  11.4%  CET1 ratio  11-12%  Maintain a CET1 ratio of 11-12% in 2016Subject to major litigation settlements  2016E

 47  March 23, 2016  Measures to ensure delivery of our capital goals  1 Any such IPO would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.    CS Legal Entity Switzerland minority IPO1  On track for 2H17; expected capital impact of CHF 2 – 4 bn    Business, real estate and other disposals / actions  Potential scope to raise at least CHF 1 bn by end 2016    Global Markets wind-down  Free up CHF 0.4 bn of capital by end 2017  Measures in place to strengthenour capital base    Net cost savings  Increased from CHF 2.0 bn to > CHF 3.0

2016: Expected to be the peak transformational year

Costs	**Operating costs of CHF 19.8 bn in 2016, < CHF 18 bn by end of 2018** ▪ SRU is a core component of this with expenses from the original portfolio expected to decline by ~ CHF 750 mn in 2016 and a further ~ CHF 600 mn in 2017 ▪ The SRU utility will be further expanded in 2Q16 to support the Global Markets realignment, encompassing further GM infrastructure and developing an integrated plan with GM to minimize post run-off stranded costs ▪ Restructuring costs expected to peak in 2016 at CHF 1 bn before dropping to CHF 0.6 bn in 2017
Capital Plan	**Raise CHF 1 bn through disposals in 2016** ▪ Improve capital generation through **lower expenses** ▪ Increase capital in 2017 by CHF 2 – 4 bn through the **minority IPO**[1] of our Credit Suisse Legal Entity Switzerland
Dividend Policy *as per Oct 21st, 2015*	Recommendation of **CHF 0.70 per share** dividend **with scrip option** until we reach our capital target. In any event, we will **not continue with scrip beyond 2017**[2]. We intend to move to **40% Operating Free Cash Generated (OFCG)** payout as capital targets are met

1 Any such IPO would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG. 2 Until we reach our capital target however, we will recommend CHF 0.70 per share with a scrip alternative; we will discontinue the scrip once we have clarity on regulatory requirements and litigation risks. In any event, we will not continue with the scrip beyond 2017.

CREDIT SUISSE
March 23, 2016 48

 DATE  49  Accelerating the restructuringTidjane ThiamChief Executive Officer

For clarity: The NNA inflow figures referenced herein for Swiss UB, IWM and APAC refer to our current projections for the full 1Q16.

Update: Asia Pacific

Number of relationship managers



470
+50
520
+70
590
610 - 625
2013
2014
2015
1Q16E

- **Diversified business platform** with every country franchise profitable in 2015
- **Continued NNA inflows** (CHF 3.6 bn year-to-date) delivering stable growth and momentum to the Private Bank
- **Strong Investment Banking franchise**, albeit impacted by lower client activity levels compared to 1Q15
- Stepping up pace in **recruitment of Relationship Managers**
- **Increased product offerings and connectivity** across Private Banking and Investment Banking businesses
- Continued focus on **lending initiatives**

CREDIT SUISSE
March 23, 2016 50

   Update: Swiss Universal Bank  51  March 23, 2016  1 Advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business. 2 Any such IPO would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.  Continued solid underlying NNA inflows (CHF 4.5 bn year-to-date)Progress on mandates penetration initiatives with an increase to 26% by end of 2015 to increase further in 2016Resilient pre-tax income performance expected in 1Q16Execution of measures to result in accelerated cost savingsOn track towards partial IPO2 of our Credit Suisse Legal Entity Switzerland: banking license submitted; expected to go live in 2H17    Mandates penetration1  16%  26%  For clarity: The NNA inflow figures referenced herein for Swiss UB, IWM and APAC refer to our current projections for the full 1Q16.

For clarity: The NNA inflow figures referenced herein for Swiss UB, IWM and APAC refer to our current projections for the full 1Q16.

Update: International Wealth Management

Net Revenues in Private Banking in CHF mn



480
520
Jan/Feb 2015
Jan/Feb 2016

- Focus on **compliant business growth**; joint venture with Palantir established
- **Revenues on track** to reach strong levels of 1Q15 for Private Banking, also reflecting strong net interest income
- **Continued strong NNA inflows** (CHF 7.1 bn year-to-date)
- **Accelerated** execution of **cost savings** measures in 2016 (CHF 200 mn p.a. expected)
- Implemented **systematic coverage of strategic UHNW clients**
- **Solid pipeline of new lending building up** as we expand specialized and multi-collateral lending capabilities

CREDIT SUISSE March 23, 2016 52

   M&A and ECM at >50% of revenues by 2018, in USD bn(as presented at Investor Day)  53  March 23, 2016  Note: Excludes structured products; numbers not adding up due to rounding.  IBCM continues to make progress against strategic objectives in challenging market conditions  YTD M&A as a percent of total industry fees is at record levels for both the industry and CS, while CS YTD M&A revenues more than doubled YoYGrowing share with investment grade corporates which are accounting for a greater share of industry fees  DCM  Lev. Fin  ECM  M&A

- **Stepping up the pace** of our efforts to reduce our costs level and right size our Global Markets business
- **Increased** our **net cost saving target** for 2018 from CHF 2.0 bn to CHF 3.0 bn
- **Reducing** the scale of our **Global Markets** footprint – Global Markets will be smaller, with more stable earnings and focused on our clients. Global Markets RWA at USD 60 bn and leverage exposure at USD 290 bn by end-2016
- Maintain a strong capital position by (i) generating additional cost saving, (ii) reducing capital consumption in Global Markets, (iii) targeting our growth investments, (iv) disposing of assets and businesses for at least CHF 1 bn
- **Execute** a partial IPO[1] of Swiss Universal Bank[2] planned for 2017
- Post restructuring, be positioned to **grow profitably** and **generate capital**

1 Any such IPO would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG. 2 More precisely, Credit Suisse (Schweiz) AG.

CREDIT SUISSE
March 23, 2016 54

DATE  55  Q&A

 March 23, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: March 23, 2016		Director